

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2012

Via Facsimile
Mr. Ronald D. Kropp
Senior Vice President and Chief Financial Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215

> **Re: Illinois Tool Works Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-04797**

Dear Mr. Kropp:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income, page 16

1.   You disclose that your base margins increased 360 basis points primarily due to positive leverage from the increase in base revenues and that benefits from restructuring projects were partially offset by unfavorable selling price versus material cost comparisons. We also note similar explanations provided in your discussions of operating income of your various segments. These explanations appear to be overly general and do not clearly convey to investors the reasons for the changes in your operating income. With a view

towards revised disclosure in future filings, please tell us in layman's terms what you mean by the above disclosure. Clearly identify each factor that materially resulted in a change in operating income, whether positively or negatively, and quantify the impact of each factor. Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

Liquidity and Capital Resources, page 27

2. You disclose that you use free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment and to fund company initiatives. As described the measure appears to represent residual cash flow available for discretionary expenditure. Please tell us how you considered the Staff's guidance in Question 102.07 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in presenting this measure, or consistent with the reconciliation you presented, revise future filings to clearly describe the measure as net cash from operating activities less capital expenditures.

3. Please tell us why you did not identify "free operating cash flow", "return on average invested capital", "return on invested capital" and "total debt to EBITDA" as non-GAAP measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Contractual Obligations and Off-Balance Sheet Arrangements, page 31

4. We note your discussions of raw material price increases and potential supply shortages on page 8. Please tell us whether you have any known purchase obligations and your consideration of whether they should be disclosed pursuant to the requirements of Item 303(A)(5) of Regulation S-K.

Notes to Financial Statements, page 50

5. Please describe to us the circumstances or transactions that resulted in the intersegment goodwill transfers in 2011 and discuss how you considered the disclosures required by ASC 350-20-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant